Exhibit 4.4

SENSUS HEALTHCARE, INC.

DESCRIPTION OF CAPITAL STOCK

Our common stock is listed on the Nasdaq Capital Market under the symbol “SRTS.” All outstanding shares of common stock are validly issued, fully paid, and nonassessable.

Common stock

The following is a summary of the material provisions of our capital stock and certain provisions of the Delaware General Corporation Law (“DGCL”). You should refer to the full text of our amended and restated certificate of incorporation and bylaws filed as exhibits to our Annual Reports on Form 10-K

General. Our amended and restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock.

Voting rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that (1) the affirmative vote of the holders of at least seventy-five percent (75%) of the total voting power of the shares of the then-outstanding common stock is required to remove directors for cause, approve a change of control transaction, amend any provision of the bylaws, or amend certain provisions of our certificate of incorporation; and (2) if the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

Dividend rights. Holders of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then-outstanding preferred stock.

Other matters. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any liquidation preference granted to holders of any outstanding preferred stock. Holders of common stock will have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will be applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred stock. Our certificate of incorporation permits our board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our board of directors in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law. The provisions of the DGCL and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election and removal of directors. Our board of directors is divided into three classes with each class of directors serving for a three-year term. Our directors may be removed only by the affirmative vote of at least 75% of our then-outstanding common stock and only for cause. This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals. Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in our management, which could depress the market price of our common stock.

Amendment of certain provisions in our organizational documents. The amendment of certain provisions in our organizational documents, including amendment of our bylaws generally, and any of the above provisions would require approval by holders of at least 75% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

Approval of change in control transactions. In addition to any affirmative vote required by applicable law or our certificate of incorporation, including any vote of the holders of any class or series of stock of the Company required by applicable law or our certificate of incorporation, a “Change of Control Transaction” (as defined below) requires, except as otherwise prohibited by applicable law, the affirmative vote of the holders of at least seventy-five percent (75%) of the total voting power of the shares of the then-outstanding voting stock of the Company, voting together as a single class. Such affirmative vote will be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted, by applicable law or in any agreement with any national securities exchange or otherwise. “Change in Control Transaction” means the occurrence of any of the following events: (i) the sale, encumbrance or disposition (other than non-exclusive licenses in the ordinary course of business and the grant of security interests in the ordinary course of business) by the Company of all or substantially all of the Company’s assets; (ii) the merger or consolidation of the Company with or into any other corporation or entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iii) the issuance by the Company, in a transaction or series of related transactions, of voting securities representing more than two percent (2%) of the total voting power of the Company before such issuance, to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Securities Exchange Act of 1934 (or any successor provision) such that, following such transaction or related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the Company, after giving effect to such issuance.

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.

Delaware anti-takeover law. Section 203 of the DGCL, an anti-takeover law, applies to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Exclusive forum for certain actions. Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Company; (B) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company’s stockholders; (C) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation, or our bylaws; or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

Limitation of liability and indemnification

Our certificate of incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

■	for any breach of the director’s duty of loyalty to us or our stockholders;

■	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

■	under Section 174 of the DGCL (governing distributions to stockholders); or

■	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our certificate of incorporation provides that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any director or officer who, at our request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

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